October 23, 2007
FILED VIA EDGAR
Mr. Christian N. Windsor, Special Counsel
Division of Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Dear Mr. Windsor:
     The purpose of this letter is to respond to your September 26, 2007 letter to Richard W. Evans, Jr., President and Chief Executive Officer of Cullen/Frost Bankers, Inc. (“Cullen/Frost”) to provide comments on the proxy statement filed by Cullen/Frost for its 2006 fiscal year. I appreciate your taking the time to discuss this letter with me during our recent telephone conversation. As you and I discussed, in order to assist in your review of our responses, we have set forth below in full the comments contained in your letter, together with our responses to such comments.
Director Compensation, page 8
1.	Disclose all assumptions made in the valuation of awards in the option awards column of the table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in management’s discussion and analysis. See Instruction to Regulation S-K Item 402(k), which refers to Instruction 1 to Item 402(c)(2)(v) and (vi).
Awards in the option column were valued using the assumptions set forth in Note 13 Employee Benefit Plans in the notes to the consolidated financial statements included in the Cullen/Frost Annual Report on Form 10-K for the year ended December 31, 2006. We note your comment and confirm that, in future filings, we will, to the extent applicable, disclose the assumptions made in the valuation of option awards made to directors.
2.	With respect to the option awards reported in column (d), clarify in a footnote the grant date fair value of each award computed in accordance with FAS 123R. See the Instruction to Item 402(k)(2)(iii) and (iv).

The grant date fair value of options was $12.66. We note your comment and confirm that, in future filings, we will, to the extent applicable, include the grant date fair value, computed in accordance with FAS 123R, of each option award made to directors.
Compensation and Benefits Committee Governance, page 11
3.	Clarify whether the Board retains the authority to set director compensation or to make changes to director compensation. Please refer to Item 407(e)(3)(i) of Regulation S-K.
The Board does retain the ability to set director compensation and to make changes to director compensation. We note your comment and will include this information in future filings.
4.	In this section you discuss the role of the CEO in making recommendations to the Committee regarding performance goals and the compensation of other named executives. However, throughout the Compensation Discussion and Analysis, you make reference to decisions made by “senior management.” Please clarify the extent to which other executives participate in the evaluation of compensation or performance necessary to earn compensation. Please refer to Item 407(e)(3) of Regulation S-K.
We note your comment and confirm that, in future filings, we will, to the extent applicable, clarify the extent to which other executives participate in the evaluation of compensation or performance necessary to earn compensation. We note that before the CEO makes recommendations to the Committee regarding performance goals and the compensation of other named executives, the CEO discusses these issues with Hewitt.
Compensation Discussion and Analysis, page 13
5.	You discuss the analytical tools that Hewitt uses, or makes available to the Committee in order for the Committee to analyze and approve the compensation of the named executives. You disclose that you target compensation around the median of your peer group. Please clarify which of the groups for which Hewitt provides data, the survey of national financial institutions or the peer group comprised of the Lehman Brothers Small Cap Bank Index, or the Texas banking market measurements, the Committee uses in order to monitor your executive compensation compared to your target of the 50th percentile of the external market. If the Texas banking market survey is used as a material benchmark, please discuss this benchmark in more detail, including identifying the component companies, if practicable. Furthermore, please discuss the manner in which the Committee weights the results for the various benchmarks in order to set compensation. Please refer to Item 402(b)(1)(v) and Item 402(b)(2)(xiv) of Regulation S-K.

We note your comments and confirm that, in future filings, we will, to the extent applicable, comply with Item 402(b)(1)(v) and Item 402(b)(2)(xiv), revise our disclosure to clarify on which of the group or groups the Committee bases its 50th percentile target and discuss how the Committee weights the benchmarks in setting compensation.
6.	Please provide quantitative disclosure of the terms of the necessary targets or performance objectives to be achieved in order for your executive officers to earn their incentive compensation for 2006. To the extent that you believe such disclosure is not required because it would result in competitive harm such that you omit the disclosure under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion and provide appropriate disclosure pursuant to Instruction 4. In discussing how difficult it will be for the executive or how likely it will be for the registrant to achieve the target levels or other factors, please provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm. Provide insight into the factors considered by the Committee prior to the awarding of performance-based compensation such as historical analyses prior to the granting of these awards or correlations between historical bonus practice and the incentive parameters set for the relevant fiscal period.
Cullen/Frost does not believe that specific quantitative disclosure of the targets or performance objectives is material to an understanding of its compensation policy and its operation and application. This is the result of at least three factors. First, the Compensation Committee has the discretion, which it typically exercises, to establish bonus amounts based on criteria other than the specific financial criteria (except with respect to increasing Mr. Evan’s bonus beyond a maximum amount) and, therefore, the bonus determinations are by no means formulaic or driven by the specific targets or objectives. In fact, in these circumstances, providing specific criteria may very well be misleading. Second, the targets or performance objectives used and decisions on the making of and the size of bonuses typically involve a meaningful increase over the prior year’s performance and this will be disclosed in future filings. Third, there is significant qualitative disclosure of the target or objectives in the proxy statement and we will consider expanding this in future filings. We note on page 15 of the proxy statement that we described that a bonus pool is established if financial performance meets budgeted net income for the year. We also note on page 16 of the proxy statement, that we generally summarized the primary performance criteria considered by the Committee when determining annual incentive compensation for our named executive officers under the Management Bonus Plan, as well as the individual target awards for each named executive officer as a percentage of 2006 base salary.
7.	Please provide a complete description of the Profit Sharing and Profit Sharing Restoration Plans. In doing so, clarify how you determine amounts payable under the Plans, e.g., explain whether the Board, the Committee, or the executive officers make recommendations or final decisions regarding the amounts available under this plan. Also, as required by Item 402(i) of Regulation S-K, analyze the payouts made during the fiscal year. Refer to Item 402(b)(l)(v) of Regulation S-K and Item 402(i) of Regulation S-K.
We note your comments and confirm that, in future filings, we will more fully describe the Profit Sharing and Profit Sharing Restoration Plans.
We respectfully note that the Profit Sharing and Profit Sharing Restoration Plans are described, in part, in the benefits table on page 18 of the proxy statement, as well as being described in additional detail on page 25 of the proxy statement. As indicated in the proxy, the Profit Sharing Plan is a tax-qualified profit-sharing plan, which is subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended, and certain provisions of the Internal Revenue relating to tax-qualification. Also, as indicated in the proxy, the Profit Sharing Restoration Plan is a non-qualified profit-sharing plan, which provides benefits that cannot be awarded to certain employees under the Profit Sharing Plan because of Internal Revenue Code limits. We also note that Footnote 4 to the Summary Compensation Table on page 22 of the proxy statement sets forth, in tabular format, the amount of contributions made to each of our named executive officers under the Profit Sharing and Profit Sharing Restoration Plans in 2006. Because the intent of the Profit Sharing and Profit Sharing Restoration Plans is to assist employees with saving for retirement, payouts generally may not be made under the plans until a participant retires or otherwise terminates employment with Cullen/Frost. Accordingly, no payouts were made to our named executive officers under the plans in 2006.
Base Pay, page 15
8.	You discuss factors that you considered in determining the amount of base salary paid to the named executives, including the increase in competition for banking executive talent in Texas. Please clarify how the increase in base salary, to 75% of the external market, impacted the Committee’s goal of targeting compensation at 50% of that measurement, including any decision to reduce other forms of compensation. Also, address the amount of any changes during the reported year and any material change for 2007. Finally, please discuss any material differences in the raises you gave to the various named executives and describe the reasons for any variations in the manner in which you determined specific raises. Please refer to Items 402(b)(1)(v) and (vi) and (b)(2)(vii) of Regulation S-K.
We note your comments and confirm that, in future filings, to the extent applicable, we will describe how the Committee determines the amount (or increase in amount) of each element of pay, how the amount (or increase in amount) of one element of pay fits into our overall compensation objectives and affects decisions regarding other elements of compensation and the reasons for any variations in any pay raises among the named executive officers. We note that, while the base salaries of our named executive officers were increased in 2006 to approximately the 75th percentile of the external market, the aggregate total compensation levels of our named executive officers for 2006 still approximated the 50th percentile of the external market.

Annual Incentive Pay, page 15
9.	Please provide analysis of the extent to which you achieved the operational objectives that the various named executive officers are required to meet in order for them to receive the target amount under the non-equity incentive program. Provide specific disclosure of how achievements of these corporate goals correlate to the amounts reported in column (g) of the Summary Compensation Table, including any exercise of discretion by the Committee in arriving at the payout amounts. Please refer to Items 402(b)(1)(v) and (b)(2)(v) and (vi) of Regulation S-K.
We note your comments and confirm that, in future filings, we will, to the extent applicable, describe the extent to which Cullen/Frost meets the operational objectives established for named executive officers to receive target annual incentive compensation.
Long-Term Incentive Pay, page 17
10.	Clarify how the Committee determines the size of the equity awards made to the named executives. Furthermore, please discuss how the Committee decides upon the mix of equity awards, primarily between stock options and restricted stock. Finally, please analyze the payout of specific awards made during 2006. Please refer to Item 402(b)(1)(iv), (v) and (vi) and (b)(2)(iii) of Regulation S-K.
We note your comments and will revise our disclosure in future filings, to the extent applicable, to comply.
Post-Termination Pay, page 19
11.	Describe and explain how you determined the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits under the employment and severance agreements and change of control agreements. Also discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements. See paragraphs (b)(l)(v) and (j)(3) of Item 402 of Regulation S-K.
We note your comment in respect of determination of the payment and benefit levels upon termination or a change in control and will, to the extent applicable, revise future filings accordingly. We also note your comments in respect of how these arrangements fit into Cullen/Frost’s overall compensation objectives affect decisions regarding other compensation elements and will revise future filings accordingly, to the extent applicable, to address your comments.
Summary Compensation Table, page 21

12.	On page 19 you disclose that Mr. Evan’s used company aircraft for non-business purposes. Please supplementally advise the staff why you have not reported the amounts relating to his use of company aircraft as a perquisite in the All Other Compensation Table in accordance with Item 402(c)(2)(ix) of Regulation S-K. See also Instruction 4 to Item 402(c)(2)(ix).
We note your comments in respect of the disclosure of use of company aircraft as a perquisite in the All Other Compensation Table, but we respectfully believe that we have complied with this requirement. Footnote 4 to the Summary Compensation Table on page 22 of the proxy statement sets forth, in tabular format, the amounts and types of perquisites received by our named executive officers in 2006. In 2006, Mr. Evans did not use the corporate aircraft for non-business purposes. Accordingly, we believe the use of corporate aircraft was appropriately excluded from the footnote. To the extent applicable to future filings, Cullen/Frost will comply with the requirements under Item 402(c)(2)(ix) in respect of disclosure of perquisites.
13.	Disclose all assumptions made in the valuation of awards in the option awards column by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in management’s discussion and analysis. See Instruction 1 to Item 402(c)(2)(v) and (vi) of Regulation S-K.
Awards in the option column were valued using the assumptions set forth in Note 13 Employee Benefit Plans in the notes to the consolidated financial statements included in the Cullen/Frost Annual Report on Form 10-K for the year ended December 31, 2006. We note your comment and confirm that, in future filings, we will, to the extent applicable, disclose the assumptions made in the valuation of option awards listed in the table.
Outstanding Equity Awards at Year-End, page 23
14.	You disclose the vesting schedule for the stock and option awards in the footnotes to this table. However, without disclosing the grant dates, the vesting date of the equity awards are not clear. Please disclose by footnote to the applicable columns the vesting dates of stock and option awards held at fiscal year end. Please refer to Instruction 2 to Item 402(f)(2).
We note your comment about including the grant date for stock and option awards in the footnotes to the Outstanding Equity Awards at Fiscal Year-End table. While we did not include the grant date information in the footnotes to the table, we would like to note that we did include an additional column in the table setting forth the grant date for each of the stock and option awards listed, which we thought provided clear presentation of this information. However, to the extent applicable to future filings, we will include this information in the footnotes to the table and will not include the additional column in the table.

15.	It appears that awards under your non-equity compensation plans had not been awarded at the end of the fiscal year. Include the target, threshold and maximum award amounts for your non-equity compensation plans in the tabular presentation. Please refer to Item 402(d) of Regulation S-K.
We note your comment regarding 2006 non-equity compensation plan awards. As reflected in the 2006 Grants of Plan-Based Awards table, Cullen/Frost did not make any non-equity compensation plan awards in 2006 that are payable based on performance in future years. However, we will include this information in the table in future filings, to the extent it is applicable.
Certain Transactions and Relationships, page 28
16.	Please revise your representations regarding credit arrangements between Cullen Frost and its subsidiaries and any related parties, to provide the full representation required by Instruction 4(c)(ii) of Item 404(a) of Regulation S-K. In particular, please clarify that the loans were made on the same terms, including interest rates, as those available to “other person not related to the lender.”
We note your comments and will revise our representation, to the extent applicable, in future filings to include the full representation and to clarify that the loans were made on the same terms, including interest rates, as those available to other persons not related to Cullen/Frost.
17.	Please disclose the standard you apply when determining to approve or ratify related party transactions. Also, disclose whether your policies and procedures for the approval or ratification of related party transactions are in writing and, if not, how such policies are evidenced. See Item 404(b)(l)(ii) and (iv) of Regulation S-K.
We note your comments and will revise our disclosure, to the extent applicable, in future filings to comply with Item 404(b)(ii) and (iv). We also note that Cullen/Frost is considering adopting a written related party transaction policy, which, if adopted, will be described in future filings.
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          This is to acknowledge that: (i) Cullen/Frost is responsible for the adequacy and accuracy of the disclosure in this filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) Cullen/Frost may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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          If you have any questions or request any further information, please do not hesitate to call contact me at (210) 220-4310.

Sincerely,

Stan McCormick

Executive Vice President & Corporate Secretary

cc:	Richard W. Evans, Jr. Chief Executive Officer